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                    SECURITIES  AND  EXCHANGE  COMMISSION

                          Washington,  D.C.  20549

                                  FORM  12B-25


                       NOTIFICATION OF LATE FILING


                                Commission  file  number:    1-9699
                                                            -------


                      -----------------------------

(Check  one)
   Form  10-K  and  Form  10-KSB                 Form  11-K
--                                            --
  Form  20-F        x Form  10-Q  and  Form  10-QSB            Form  N-SAR
--                 --                                        --

For  period  ended     JUNE  30,  2001
                       ---------------
        Transition  Report  on  Form  10-K  and  Form  10-KSB
        Transition  Report  on  Form  20-F
        Transition  Report  on  Form  11-K
        Transition  Report  on  Form  10-Q  and  Form  10-QSB
        Transition  Report  on  Form  N-SAR
For  the  transition  period  ended
Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Borden  Chemicals  and  Plastics  Limited Partnership
                         ----------------------------------------------------
Former  name  if  applicable

Address of principal executive office (Street and number)
                         36045 Highway 30
                         ----------------
City,  state  and  zip  code     Geismar,  LA  70734
                                 -------------------


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                                     PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check  box  if  appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion
--             thereof  will  be  filed  on  or  before  the  15th  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Registrant could not file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 on or before August 14, 2001, because in July and early August, 2001, Registrant's management identified issues relating to possible inaccuracies in the reporting of accounts payable and inventory in the financial statements of Registrant's subsidiary operating partnership, Borden Chemicals and Plastics Operating Limited Partnership ("BCP"). Registrant's management believes that these issues relate to certain accounting entries associated with the implementation of a management information system, which occurred before the April 3, 2001 bankruptcy filing of BCP. It has not yet been determined whether the issues that have been identified to date relate to income statements as well as balance sheets, or what the impact will be on financial information previously issued by Registrant. As a result of these issues, management has been unable to complete the Quarterly Report on Form 10-Q.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Robert  R.  Whitlow,  Jr.                               (225) 673-6121
          ------------------------                                --------------
          (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports (required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 x  Yes       No
                                                                --
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 x  Yes       No
                                                                --
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

          See  attached.


          Borden  Chemicals  and  Plastics  Limited  Partnership
          ------------------------------------------------------
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:          August  15,  2001          By     /s/  Robert  R.  Whitlow
               -----------------                 ------------------------


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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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 Attachment  --  Part  IV,  Item  3:
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     While  Registrant's  management  has identified issues relating to possible inaccuracies in the reporting of accounts payable and inventory in the financial statements of Registrant's subsidiary operating partnership, BCP, it has not yet been determined whether the issues that have been identified to date relate to income statements as well as balance sheets, or what the impact will be on financial information previously issued by Registrant. However, subject to the completion of the investigation and further analysis, management preliminarily estimates the negative impact of any possible inaccuracies to be in the range of $10 million to $20 million.